AB
12/2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Section
DEC 01 2009
Washington, DC
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[redacted]

09042870

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-16190

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

M. ZUCKER, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

771 West End Avenue
(No. and Street)

New York (City) New York (State) 10025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Murray Zucker (212) 749-6907
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

183 MADISON AVENUE, SUITE 204 (Address) New York (City) New York (State) 10016 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AB
12/17

OATH OR AFFIRMATION

I, Murray Zucker, President, CEO and sole shareholder, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of M. Zucker, Inc., (Company), as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBORAH N. ENGEL
Notary Public, State of New York
No. 31-4523550
Qualified in New York County
Commission Expires June 30, 2010

Murray Zucker, President

Sworn and subscribed to before me this 25th day of November, 2009.

This report contains (check all applicable boxes):** **Page**

		Report of Independent Registered Public Accounting Firm	1
(x)	(a)	Facing page.	
(x)	(b)	Statement of Financial Condition.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Member's Equity.	5
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	6 - 7
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	8
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
(x)	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	9
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Oath or Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not required).	
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	10 - 11

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

M. ZUCKER, INC.
(SEC I.D. No. 8-16190)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED SEPTEMBER 30, 2009
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

VB&T
Certified Public Accountants, PLLC

183 Madison Avenue
Suite 204
New York, NY 10016
T:1.212.448.0010
F:1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T:1.215.794.9444
F:1.215.794.9445

E-mail:
fvb@getcpa.com
rtse@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
M. Zucker, Inc.

We have audited the accompanying balance sheet of M. Zucker, Inc. (the "Company), as of September 30, 2009, and the related statements of operations, cash flows and changes in stockholder's equity for the year then ended. These financial statements are the responsibility of the management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the balance sheet of M. Zucker, Inc. at September 30, 2009, and the results of its operations, cash flows and changes in stockholder's equity for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY

November 13, 2009

M. ZUCKER, INC.
BALANCE SHEET
SEPTEMBER 30, 2009

ASSETS		
Cash	$	10,270
Investments, at market		91,045
Income tax refunds		1,959
Prepaid corporate taxes		550
Dividend receivable		287
Total Assets	$	104,111
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	2,250
Corporate income taxes payable		323
Due to officer		64,509
Total Liabilities		67,082
Stockholder's Equity		
Common stock, no par value, 200 shares authorized, 100 shares issued		5,000
Additional paid-in capital		13,000
Retained earnings		19,029
Total Stockholder's Equity		37,029
Total Liabilities and Stockholder's Equity	$	104,111

See Independent Accountants' Report and Accompanying Notes

M. ZUCKER, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2009

Revenues:	
Commissions	$ 16,118
Dividend Income	2,801
Unrealized loss on investment securities	(19,759)
Total Revenues	(840)
Costs and Expenses:	
Professional fees	2,875
Brokerage registrations fees	745
Contributions	850
Office expense	1,114
Employee benefits	9,863
Total Costs and Expenses	15,447
Loss before income taxes	(16,287)
Provision for income taxes	1,258
Net (Loss)	$ (17,545)

See Independent Accountants' Report and Accompanying Notes

M. ZUCKER, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2009

Cash Flows From Operating Activities:		
Net (Loss)	$	(17,545)
Adjustment to reconcile net (loss) to net cash (used) by operating activities:		
Changes in operating assets and liabilities:		
Depreciation		
Decrease in investments, at market		19,759
(Increase) in income tax refunds		(1,959)
(Increase) in prepaid corporate taxes		(550)
(Increase) in dividend receivable		(38)
Increase in accounts payable and accrued expenses		1,250
(Decrease) in corporate income taxes payable		(3,847)
(Decrease) in due to officer		(7,000)
Net cash (used) by operating activities		(9,930)
Cash flows from investing activities:		
Net cash (used) by investing activities		-
Cash flows from financing activities:		
Stockholder contribution		10,000
Net cash provided by financing activities		10,000
Net increase in cash		70
Cash at beginning of year		10,200
Cash at end of year	$	10,270
Supplemental disclosures of cash flows information:		
Taxes paid	$	3,214
Interest paid	$	489

See Independent Accountants' Report and Accompanying Notes

M. ZUCKER, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2009

	Common Stock	Additional Paid-in Capital	Accumulated (deficit)	Total Stockholder's Equity
Balances, October 1, 2008	$ 5,000	$ 3,000	$ 36,574	$ 44,574
Shareholder contribution		10,000		10,000
Net loss for the year	-	-	(17,545)	(17,545)
Balances, September 30, 2009	$ 5,000	$ 13,000	$ 19,029	$ 37,029

See Independent Accountants' Report and Accompanying Notes

M. ZUCKER, INC.
Notes to Financial Statements
September 30, 2009

1. ***ORGANIZATION AND NATURE OF BUSINESS***

M. Zucker, Inc. (the "Company"), was organized in the State of New York in October, 1970. The Company is a registered broker-dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA), effective November 27, 1970 and December 9, 1970, respectively.

The Company is engaged solely in the sale of mutual funds and variable annuities.

2. ***SIGNIFICANT ACCOUNTING POLICIES***

Revenue Recognition
The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, fee income is recognized when earned.

Dividend Receivable
The dividend receivable is due from Oppenheimer Strategic Income Fund Class and was received in October, 2009.

Investments, at Market
The marketable securities consist of readily marketable securities with market values as follows:

2,010 shares "NDAQ"	$42,310
12,464shares Oppenheimer Strategic Income Fund Class A	48,735

Income Taxes
The provision for Federal, NY state and NYC income taxes has been made in the accompanying statement of operations and any overpayments recorded as prepaid taxes or refunds receivable and is reflected on the balance sheet. There is a balance due to NYS corporate tax and the liability for such is also reflected on the balance sheet.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. ***NET CAPITAL REQUIREMENTS***

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2009 the Company had net capital of $20,577, which was $15,577 in excess of the amount required. The Company's aggregate indebtedness to net capital ratio was 3.26 to 1.

M. ZUCKER, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2009

NET CAPITAL:		
Total stockholder's equity	$	37,029
Deductions and/or charges:		
Non-allowable assets:		
Income tax refunds		(1,959)
Prepaid corporate taxes		(550)
Dividend receivable		(287)
Net capital before haircuts on securities positions		34,233
Haircuts on securities positions		(13,657)
Net Capital	$	20,577
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	67,082
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	5,000
Excess net capital	$	15,577
Excess net capital at 1,000%	$	13,868
Ratio: Aggregate indebtedness to net capital is		326%

Reconciliation with company's computation (included in part IIA of Form X-17A-5 as of September 30, 2009)

Net capital, as reported in Company's Part IIA (unaudited) Focus report	$	24,124
Net capital per above		20,577
Difference	$	3,547

The above computation does not differ materially from the September 30, 2009 computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA.

M. ZUCKER, INC.
Information Relating to the Possession or Control Requirements
Under Sec. 240.15c3-3
September 30, 2009

Schedule II

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions appearing in paragraph k(2)(i) of the rule.

VB&T
Certified Public Accountants, PLLC

183 Madison Avenue
Suite 204
New York, NY 10016
T:1.212.448.0010
F:1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T:1.215.794.9444
F:1.215.794.9445

E-mail:
fvb@getcpa.com
rtse@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholder of
M. Zucker, Inc.

In planning and performing our audit of the financial statements of M. Zucker, Inc. (the "Company"), for the year ended September 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we consider the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons;

2) Recordation of differences required by Rule 17a-13;

3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatement on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more that a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2009, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
November 13, 2009